UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of October, 2003

Commission File: 333-06552

PRESS RELEASE
Tembec extends its normal course issuer bid

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                                                             FOR IMMEDIATE RELEASE

Tembec extends its normal course issuer bid

Temiscaming, October 15, 2003 – Tembec Inc. has received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows Tembec to repurchase for cancellation up to 4,290,896 (approximately 5%) of its 85,817,932 Common Shares outstanding as at September 27, 2003. Repurchase of the Common Shares would be carried out through the Toronto Stock Exchange.

The Company believes that the repurchase for cancellation of its shares, pursuant to the normal course issuer bid, is advantageous to it and its shareholders.

Repurchase of Common Shares could be made from time to time, at market prices, during the period starting October 16, 2003 and ending no later than October 15, 2004. During the previous 12 months, the Company has purchased and cancelled 726,800 Tembec Common Shares at an average price of $6.61 per share.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site at www.tembec.com

Contacts:	Michel J. Dumas Executive Vice President, Finance and CFO Tel.: (819) 627-4268	Charles J. Gagnon Vice President, Corporate Relations Tel.: (819) 627-4230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: October 16, 2003